NEWS RELEASE

Canarc Completes Sale of Oro Silver and the El Compas Mine Project to Endeavour Silver for CAD$10.5 Million in Endeavour Shares

Vancouver, Canada – May 30, 2016 – Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) announces that it has closed the sale transaction under the definitive agreement announced on May 9, 2016 with Endeavour Silver Corp. (TSX: EDR, NYSE: EXK) pursuant to which Canarc sold to Endeavour 100% of the shares of Canarc’s wholly-owned subsidiary, Oro Silver Resources Ltd., which indirectly holds a 100% interest in the El Compas Gold-Silver Mine Project (“El Compas”) in Zacatecas, Mexico, in consideration for 2,147,239 free-trading common shares of Endeavour, with an aggregate deemed value of CAD$10.5 million.

The Endeavour shares were issued to Canarc at a deemed price of CAD$4.89 per share, equal to the volume-weighted average trading price on the TSX for the 10 trading-day period immediately prior to May 6, 2016. As additional consideration, Endeavour has assumed Canarc’s obligation to deliver an aggregate of 165 troy ounces of gold (or the US Dollar equivalent thereof) to Marlin Gold Mining Ltd. (“Marlin”) in three equal payments of 55 troy ounces which are due in October 2016, 2017 and 2018.

Canarc Strategic Update

Canarc’s enhanced financial position should allow the Company to pursue more substantial M&A opportunities aimed at creating additional growth and value for shareholders. The Company has already begun reviewing several new projects generated by management or submitted by investment bankers.

Going forward, management remains focused on acquiring near term gold-silver-copper mining assets located in Mexico, US and Canada, together with a renewed effort to advance the Company’s New Polaris and Windfall Hills projects.

Canarc intends to hold the Endeavour shares received at closing as a marketable security having both short and long term value. Management plans to minimize treasury risk and maximize treasury value by monetizing Endeavour shares from time to time as dictated by market conditions. We believe that as gold and silver prices rise, the Endeavour share price also has good potential to rise and further increase Canarc’s treasury value.

In conjunction with the closing of the El Compas sale, the Marlin board nominee, Mr. Akiba Leisman, has resigned from the Canarc board.

Mr. Catalin Chiloflischi, CEO of Canarc, stated: “The closing of this transaction represents a positive step forward for Canarc that gives the Company the opportunity to continue growing from a position of financial strength. For the first time in many years, the company now has sufficient capital to pursue larger and more advanced M&A opportunities with a goal to create even more value for our shareholders.”

“Catalin Chiloflischi”

____________________

Catalin Chiloflischi, CEO

CANARC RESOURCE CORP.

About Canarc Resource Corp. - Canarc is a growth-oriented, gold exploration and mining Company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently focused on acquiring operating or pre-production stage gold-silver-copper mines or properties in the Americas and further advancing its gold properties in north and central BC.

For More Information - Please contact:

Catalin Chiloflischi, CEO

Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744

Email: catalin@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the potential strategic M&A transactions being contemplated by Canarc, the future performance of Canarc and Endeavour and their respective share prices, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.